EXHIBIT 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Fiscal Year Ended
	May 31, 2009	May 25, 2008	May 27, 2007	May 28, 2006	May 29, 2005
Consolidated Earnings from Continuing Operations before Income Taxes	$512.5	$514.7	$530.8	$508.1	$441.6
Plus Fixed Charges:
Gross Interest Expense	117.6	91.9	43.6	48.9	47.7
40% of Restaurant and Equipment Minimum Rent Expense	40.8	35.2	26.0	24.4	23.2

Total Fixed Charges	$158.4	$127.1	$69.6	$73.3	$70.9
Less Capitalized Interest	(9.3)	(4.9)	(2.9)	(1.9)	(1.6)

Consolidated Earnings from Continuing Operations before Income Taxes Available to Cover Fixed Charges	$661.6	$636.9	597.5	$579.5	$510.9

Ratio of Consolidated Earnings from Continuing Operations to Fixed Charges	4.2	5.0	8.6	7.9	7.2